UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 23, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vitesse Semiconductor Corporation

File No. 001-31614 - CF# 23102

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       Vitesse Semiconductor Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on January 28, 2009, as amended.

       Based on representations by Vitesse Semiconductor Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

           Exhibit 4.3   through December 29, 2009

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jay Ingram
Legal Branch Chief